ITC Limited
... Road, Kolkata 700 071 India
Telephone: 91 33 2889373/9374/9400/1414
Fax: 91 33 2882259/2260/1256

24th May, 2002

SUPPL 82-3470

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

Disclosure under the SEBI (Prohibition of Insider Trading) Regulations, 1992, as amended ('Regulations')

Enclosed please find a statement showing changes in shareholding of the Directors of the Company, as required under Regulation 13(4) of the Regulations. The above-referred statement has been prepared on the basis of disclosures received from the concerned Directors.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

dlw 6/3

Encl. as above

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Statement of changes in Shareholding of Directors in the Company

Sl. No	Name of Director	Designation	No. of Ordinary Shares of the Company held singly and / or jointly as on 31st March, 2002.	No. of Ordinary Shares acquired.	No. of Ordinary Shares of the Company held singly and / or jointly, post acquisition
1	Mr. Y. C. Deveshwar	Chairman & Wholetime Director	3,756	1,644*	5,400
2	Mr. S. S. H. Rehman	Wholetime Director	Nil	812**	812

* *Pursuant to the amalgamation of ITC Bhadrachalam Paperboards Limited with the Company, 1,644 Ordinary Shares of Rs.10/- each were allotted by the Company, in lieu of 26,311 Equity Shares of Rs.10/- each held in ITC Bhadrachalam Paperboards Limited.*

** *Pursuant to the amalgamation of ITC Bhadrachalam Paperboards Limited with the Company, 812 Ordinary Shares of Rs.10/- each were allotted by the Company, in lieu of 13,000 Equity Shares of Rs.10/- each held in ITC Bhadrachalam Paperboards Limited.*

